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                                                                    EXHIBIT 99.1

                           [THORNBURG MORTGAGE LOGO]

Dividend Reinvestment and stock purchase Plan

Welcome. Thornburg Mortgage, Inc. (the "Company") is a single family residential mortgage origination and acquisition company that seeks to deliver attractive dividend income and steady growth for its shareholders through the acquisition and origination of high credit quality adjustable and variable-rate mortgage ("ARM") assets. Capitalizing on our innovative lending model and REIT tax structure, we are a low cost provider of specialized mortgage loan products for borrowers with excellent credit and are positioned to become one of the top 50 mortgage lenders in the country.

Since inception in 1993, our objective has been to generate an income return for our shareholders that compares favorably to high quality debt instruments in terms of both risk and consistency while still providing long term growth potential. Similar to other financial institutions, we generate profits from the interest spread between the interest income earned on the ARM assets in our portfolio and the financing costs required to acquire those assets. Since our strategy is to "lock in" a spread on these assets, we believe that we can effectively maintain our earnings through a variety of interest rate environments and provide our shareholders with sustainable and stable dividends over time.

Our Dividend Reinvestment and Stock Purchase Plan (the "Plan") provides a convenient and economical way for both common and preferred shareholders to automatically reinvest their dividends and to make additional cash purchases of common stock in amounts ranging between $100 and $10,000 per month. It also enables interested prospective investors to make initial investments in our common stock in amounts ranging from $500 to $10,000. We may from time to time approve requests for waiver for cash purchases of common stock exceeding $10,000.

Some important advantages of the Plan to you as an investor and to the Company as a whole, are as follows:

     o When you reinvest your dividends in new shares of common stock that are issued by us, your dividends will be reinvested at a discount ranging from 0% to 5% of the market price as defined in the Plan without incurring brokerage commissions or other expenses;

     o Shares of common stock that are purchased in the open market will generally be purchased without the participant incurring any brokerage commissions or other expenses;

     o A participant can designate that dividends on only a portion of his or her shares be reinvested in shares of common stock, while continuing to receive the dividends on his or her remaining shares in cash;

     o If a participant's shares are held in a tax deferred plan, then the tax on the dividends may also be deferred;

     o Shareholders can also make additional purchases of common stock on a monthly basis, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses, subject to a minimum purchase limit of $100 and a maximum purchase limit of $10,000;

     o Non-shareholders may become shareholders and Plan participants by making an initial cash investment in the Company, subject to a minimum purchase limit of $500 and a maximum purchase limit of $10,000, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses; and

     o Participation in the Plan by shareholders increases the Company's equity capital base, which contributes to our continued growth.

Please review the accompanying Prospectus for a detailed explanation of the terms and conditions of the Plan.

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The following are a few answers to commonly asked questions regarding the Plan.
Please read the Prospectus carefully before deciding to participate.

What is the purpose of the Dividend Reinvestment and Stock Purchase Plan?

The purpose of the Plan is to provide common and preferred shareholders with a convenient and economical method to automatically reinvest their cash dividends in shares of our common stock. It also provides current shareholders and interested new investors with a way to purchase shares of common stock directly from the Company, generally at a discount. The Plan is intended to benefit long term investors who want to increase their investment in our common stock.

Who is the Plan's Administrator?

The Plan is administered by American Stock Transfer & Trust Company (the "Plan Administrator"). The Plan Administrator keeps records, sends statements of account to each participant in the Plan and performs other duties related to the Plan, including the safekeeping of the shares purchased for each participant. The Plan Administrator also acts as the dividend disbursing agent, transfer agent and registrar for our common and preferred stock.

What investment options are available?

The Plan allows you to select the following investment options:

(1) Full Dividend Reinvestment -- The Plan Administrator will apply all cash dividends paid on all shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(2) Partial Dividend Reinvestment -- The Plan Administrator will apply all cash dividends paid on any number of participating shares of common and/or preferred stock that you specify on the authorization form, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(3) Cash Purchases Only -- The Plan Administrator will apply voluntary cash contributions received from you toward the purchase of shares of our common stock. Optional cash purchases are subject to a minimum purchase limit of $100 (except initial cash purchases by non-shareholders, which are subject to a minimum initial purchase limit of $500) and a maximum purchase limit of $10,000 for each month. By electing the cash purchase program only, you will continue to receive cash dividends on shares of common and/or preferred stock registered in your name. However, dividends paid on common stock purchased under the Plan will be automatically reinvested in shares of our common stock unless you specify otherwise.

Can I change my investment options?

Yes. Participants may change their investment options at any time by completing an Authorization Form and returning it to the Plan Administrator.

How are the shares purchased for the Plan?

We will pay the Plan Administrator dividends for shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account. At our direction, the Plan Administrator will then apply such funds, together with any funds for optional cash purchases received from you, towards the purchase of our common stock, either directly from us or on the open market. The price of the shares purchased by the Plan Administrator directly from us may be discounted at our sole discretion by up to 5% of the market price as defined in the Plan.

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Does the discount vary on dividend reinvestments and cash purchases?

We will determine the amount of any discount on shares purchased directly from us based on a number of factors. The discount rate is subject to change or discontinuation without notice to Plan participants. The discount rate may differ for shares purchased with dividend reinvestments and for shares purchased with voluntary cash contributions. The price paid for shares purchased in the open market will be the average of all the shares bought in the open market during the purchase period and will not include a discount.

Is there a cost to participate in the Plan?

We pay all costs relating to the administration and maintenance of the Plan. There will be no brokerage commission on shares purchased directly from us. For shares purchased on the open market, we will generally pay any brokerage commissions or charges.

What happens if the Plan Administrator receives my check after the applicable cash purchase due date?

If the Plan Administrator receives funds for a cash purchase after the due date, they will be held until the following month's cash purchase investment date at which time the purchase will be made.

What if I already own Thornburg Mortgage shares through a broker?

If your shares are not held (registered) in your name but are held, for example, through a brokerage account or by a bank or other nominee, contact your broker, bank, or other nominee for more information. Encourage them to contact the Plan Administrator directly for instructions on how to participate on your behalf.

What do I need to do to enroll/participate in the Plan?

Current Shareholders

Shareholder of Record. If you are already a registered shareholder (meaning that
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the shares are registered in your name on our stock transfer books), complete the attached Authorization Form and mail it to the Plan Administrator at the address provided on the Authorization Form. If you are making an additional cash purchase, please include your check or money order made payable to "American Stock Transfer & Trust Company." You may also pay for cash purchases by wire transfer or electronic funds transfer.

Beneficial Owner. If your common and/or preferred shares are registered in a
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name other than your own (e.g., if they are held through a brokerage account or by a bank or other nominee), you must either:

(1) have your shares re-registered in your own name(s) and then complete the Authorization Form; or

(2) request that your broker, bank or other nominee complete and sign the Authorization Form and, in the case of optional cash purchases, have your broker, bank or other nominee contact the Plan Administrator for instructions on how to participate on your behalf.

The Plan is DTC eligible, which should facilitate enrollment and participation through your broker, bank or other nominee. However, should you encounter difficulties, contact the Plan Administrator for assistance.

New Shareholders

If you are making an initial cash purchase of common stock in the Company (a non-shareholder), complete the attached Authorization Form and mail it with your check or money order made payable to "American Stock Transfer & Trust Company" to the Plan Administrator at the address provided on the Authorization Form. You may also pay for cash purchases by wire transfer or electronic funds transfer.

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How do I get more information?

Questions regarding the Plan should be directed to the Plan Administrator:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: Dividend Reinvestment Department
Toll free:  877-366-6442
E-mail:  info@amstock.com
Website:  www.amstock.com

Questions regarding the Company should be directed to:

Investor Relations
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501
Toll free: 888-898-8601 (recorded information regarding discount rates and waiver program)
Tel:  505-989-1900 (all other questions)
Fax:  505-989-8156
E-mail:  investorrelations@thornburg.com

or visit our website at www.thornburg.com for stock quotes, news releases, SEC
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filings, and other useful information.